UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of July 28, 2014

Commission File Number 000-30862

CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Ceragon Networks Ltd. (the “Registrant”) is furnishing on this Form 6-K its free writing prospectus filed on July 28, 2014, with the Securities and Exchange Commission (the “SEC”) in connection with the Registrant’s offering of its ordinary shares, par value NIS 0.01, under its Form F-3 Registration Statement (No. 333-183316) under which the Registrant may offer from time to time up to $150,000,000 in aggregate of its ordinary shares, warrants, debt securities or units, or combinations thereof, in one or more offerings.

Exhibit Number	Description

99.1	Free writing prospectus filed by the Registrant with the SEC on July 28, 2014.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-183316), as amended and supplemented from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS, LTD.
(Registrant)

Date: July 28, 2014	By:	/s/ Aviram Steinhart
Name: Aviram Steinhart
Title : EVP & CFO